SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

                         Amendment No. 4

            Under the Securities Exchange Act of 1934






              NON-INVASIVE MONITORING SYSTEMS, INC.

                        (Name of Issuer)



                  Common Stock, $.01 Par Value

                 (Title of Class of Securities)



                            655366508

                         (CUSIP Number)






Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).














                       CUSIP No. 655366508


(1)  Names of Reporting Persons       Marvin A. Sackner, M.D.

     S.S. or I.R.S. Identification Nos. of Above Persons

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)   [  ]          (b)    [  ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization    U.S.A.

     Number of      (5)  Sole Voting Power             1,675,307
     Shares Bene-
     ficially       (6)  Shared Voting Power           -0-
     Owned by
     Each Report-   (7)  Sole Dispositive Power        1,675,307
     ing Person
     With           (8)  Shared Dispositive Power      -0-

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person    3,361,480(1)

(10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)        [  ]

(11) Percent of Class Represented by Amount in Row (9)
     26.9%(2)

(12) Type of Reporting Person (See Instructions)   IN



(1) Represents securities held by Dr. Marvin A. Sackner, Ruth Sackner, a certain pension trust established in connection with Dr. Sackner's medical practice and shares of Common Stock issuable upon the conversion of Series C Convertible Preferred Stock. Does not include securities held by or for the benefit of Dr. and Mrs. Sackner's children in which securities they disclaim beneficial ownership.

(2) Calculated on the basis of 12,439,730 shares of Common Stock on February 9, 1996.











                       CUSIP No. 655366508


(1)  Names of Reporting Persons       Ruth Sackner

     S.S. or I.R.S. Identification Nos. of Above Persons

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)  (a)   [  ]          (b)    [  ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization      U.S.A.

     Number of      (5)  Sole Voting Power             50,488
     Shares Bene-
     ficially       (6)  Shared Voting Power           -0-
     Owned by
     Each Report-   (7)  Sole Dispositive Power        50,488
     ing Person
     With           (8)  Shared Dispositive Power      -0-

(9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person         3,361,4801

(10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)        [  ]

(11) Percent of Class Represented by Amount in Row (9)     26.9%(2)

(12) Type of Reporting Person (See Instructions)    IN



(1) Represents securities held by Dr. Marvin A. Sackner, Ruth Sackner, a certain pension trust established in connection with Dr. Sackner's medical practice and shares of Common Stock issuable upon the conversion of Series C Convertible Preferred Stock. Does not include securities held by or for the benefit of Dr. and Mrs. Sackner's children in which securities they disclaim beneficial ownership.

(2) Calculated on the basis of 12,439,730 shares of Common Stock on February 9, 1996.










Item 1(a).     Name of Issuer:

               NON-INVASIVE MONITORING SYSTEMS, INC.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               1840 West Avenue
               Miami Beach, Florida  33139

Item 2(a).     Name of Person Filing:

               Dr. Marvin A. Sackner and Ruth Sackner

Item 2(b).     Address of Principal Business Office:

               1840 West Avenue
               Miami Beach, Florida 33139

Item 2(c).     Citizenship:

               U.S.A.

Item 2(d).     Title of Class of Securities:

               Common Stock, $.01 Par Value

Item 2(e).     CUSIP Number:

               655366508

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), identify the status of the person filing.

          Not applicable.

Item 4.   Ownership.

I.   Dr. Marvin A. Sackner

     (a)  Amount Beneficially Owned:  3,361,480(1) shares.

     (b)  Percent of Class:  26.9%(2)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to
                 direct the vote                       1,675,307
          (ii) shared power to vote or to
                 direct the vote                          -0-
          (iii) sole power to dispose or to
                 direct the disposition of             1,675,307
          (iv) shared power to dispose or to
                 direct the disposition of                -0-

II.  Ruth Sackner

     (a)  Amount Beneficially Owned:  3,361,480 shares.

     (b)  Percent of Class:  26.9%(2)

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to
                 direct the vote                       50,488
          (ii) shared power to vote or to
                 direct the vote                         -0-
          (iii) sole power to dispose or to
                 direct the disposition of             50,488
          (iv) shared power to dispose or to
               direct the disposition of                 -0-


(1) Represents securities held by Dr. Marvin A. Sackner, Ruth Sackner, a certain pension trust established in connection with Dr. Sackner's medical practice and shares of Common Stock issuable upon the conversion of Series C Convertible Preferred Stock. Does not include securities held by or for the benefit of Dr. and Mrs. Sackner's children in which securities they disclaim beneficial ownership.

(2) Calculated on the basis of 12,439,730 shares of Common Stock on February 9, 1996.




























Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

























                            SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 14, 1996                  /s/ Dr. Marvin A. Sackner
                                       Dr. Marvin A. Sackner




February 14, 1996                  /s/ Ruth Sackner
                                       Ruth Sackner